August 7, 1998



Securities and Exchange Commission
Washington, DC 20549

     Re:  SGI International Registration Statement on Form S-2
          Commission File No. 333-44789

Ladies and Gentlemen:

     On behalf of the Registrant ("SGI"), we respectfully request to withdraw Post-Effective Amendment No. 1 to the Registration Statement on Form S-2 filed on January 23, 1998, and amended on April 20, 1998, May 14, 1998, June 15, 1998, July 1, 1998, and July 29, 1998. The Registrant intends to file a new Registration Statement covering the same securities.

     Please contact me with any comments, questions or concerns.

                                                  Very truly yours,

                                                  /s/ DAVID A. FISHER

                                                  David A. Fisher